UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

PORTSMOUTH, SQUARE INC.

Name of Issuer

Common Stock, No Par Value Per Share

Title of Class of Securities

737212-10-0

CUSIP Number

Danfeng Xu

Treasurer

The InterGroup Corporation

1516 S. Bundy Dr., Suite 200

Los Angeles, California 90025

(310) 889-2511

Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications

May 26, 2021

Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for and subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 737212-10-0

1.	Name of Reporting Person John V. Winfield	Tax Identification Number ###-##-####
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds InterGroup used working capital to purchase the additional shares of Common Stock in Portsmouth.
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,641
	8.	Shared Voting Power 567,207
	9.	Sole Dispositive Power 18,641
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,207 Shares of Common Stock
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 77.2%
14.	Type of Reporting Person IN

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CUSIP No. 737212-10-0

1.	Name of Reporting Person The InterGroup Corporation	Tax Identification Number 13-3293645
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds InterGroup used working capital to purchase the additional shares of Common Stock in Portsmouth.
5.	Check if Disclosure of Legal Proceedings is Required pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 548,566
	8.	Shared Voting Power
	9.	Sole Dispositive Power 548,566
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 548,566 Shares of Common Stock
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row 11 74.7%
14.	Type of Reporting Person CO

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AMENDMENT NO. 12

TO SCHEDULE 13D

OF JOHN V. WINFIELD

AND THE INTERGROUP CORPORATION

REGARDING OWNERSHIP OF SECURITIES OF

PORTSMOUTH SQUARE, INC.

This Amendment No. 12 to Schedule 13D is being filed by John V. Winfield and The InterGroup Corporation, a Delaware corporation (“InterGroup”) to update information previously furnished.

The following items of this Schedule 13D are amended:

Item 1. Security of Issuer.

This Amendment reflects additional purchases of the Common Stock, no par value (the “Common Stock”) of Portsmouth Square, Inc., a California corporation (“Portsmouth” or the “Issuer”) by InterGroup. The address of the principal executive offices of the Issuer is 1516 S. Bundy Dr., Suite 200, Los Angeles, CA 90025.

Item 3. Source and Amount of Funds or Other Consideration.

InterGroup used working capital to purchase the additional shares of Common Stock in Portsmouth.

Item 4. Purposes of Transactions.

On May 26 and May 27, 2021, InterGroup purchased additional shares of the Common Stock of Portsmouth in a series of open market purchases. InterGroup has purchased shares of the Common Stock of Portsmouth for investment purposes. InterGroup may make additional purchases of the Common Stock in open market transactions, primarily in block purchases or private transactions, to increase their equity interest in Portsmouth.

InterGroup presently owns 74.7% of the Common Stock of Portsmouth. Four of Portsmouth’s directors are also directors of InterGroup. John V. Winfield serves as Chairman of the Board and President of InterGroup and Chairman of the Board of Portsmouth.

Except as discussed above, InterGroup does not have any other plans or proposals at this time which relate to or would result in the events set forth in this Item 4.

Item 5. Interest in the Securities of the Issuer.

(a) As of May 27, 2021, John V. Winfield beneficially owns 18,641 shares of the Common Stock of Portsmouth. Those shares represent approximately 2.5% of the outstanding Common Stock of Portsmouth. As of May 27, 2021, InterGroup owns 548,566 shares of the Common Stock of Portsmouth, representing approximately 74.7% of the outstanding Common Stock. To the extent that Mr. Winfield may be deemed to beneficially own, for purposes of Section 13(d), the Common Stock of Portsmouth owned by InterGroup, Mr. Winfield would beneficially own approximately 77.2% of the Common Stock of Portsmouth.

The above percentages were determined based on Portsmouth’s representation that it had 734,187 shares of Common Stock outstanding as of May 27, 2021.

(b) Mr. Winfield and InterGroup have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, the shares of Common Stock beneficially owned by each of them, respectively. Since Mr. Winfield beneficially owns more than 65% of the Common Stock of InterGroup, it is expected that all shares of Common Stock held by Mr. Winfield and InterGroup would be voted in the same way; however, there is no requirement or agreement that those shares be voted in that manner.

(c) Information with respect to transactions in the Common Stock that were affected during the past sixty (60) days is set forth below:

Date	Number of Shares	Price per Share	Nature
5/27/2021	6,099	53.98	Open Market Purchase
5/26/2021	14,500	52.84	Open Market Purchase
5/26/2021	2,400	53.83	Open Market Purchase
5/26/2021	900	54.00	Open Market Purchase
5/26/2021	500	54.00	Open Market Purchase
5/26/2021	300	51.00	Open Market Purchase
5/26/2021	300	51.50	Open Market Purchase
5/26/2021	300	52.00	Open Market Purchase

(d) No person other than John V. Winfield and InterGroup, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each of them, respectively.

(e) Inapplicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021	John V. Winfield

	By:	/s/ John V. Winfield
John V. Winfield
President, Chairman of the Board and CEO

Dated: June 7, 2021	THE INTERGROUP CORPORATION

	By:	/s/ Danfeng Xu
Danfeng Xu
Treasurer and Controller

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APPENDIX A

THE INTERGROUP CORPORATION

Executive Officers and Directors*

John V. Winfield -	Chairman of the Board, President and Chief Executive Officer, The InterGroup Corporation. Chairman of the Board and Chief Executive Officer, Portsmouth Square, Inc.
Citizenship: United States

William J. Nance -	Director of The InterGroup Corporation and Portsmouth Square, Inc.
Principal Occupation: Certified Public Accountant (“CPA”) and Consultant
Citizenship: United States

Yvonne L. Murphy -	Director of The InterGroup Corporation. Principal Occupation: Lobbyist and management consultant
Citizenship: United States

John C. Love -	Director of The InterGroup Corporation and Portsmouth Square, Inc.
Retired CPA, Independent consultant to the hospitality and tourism industries
Citizenship: United States

Jerold R. Babin -	Director of The InterGroup Corporation and Portsmouth Square, Inc.
Principal Occupation: Retired retail securities broker
Citizenship: United States

David C. Gonzalez -	Vice President Real Estate, The InterGroup Corporation
President, Portsmouth Square, Inc.
Citizenship: United States

Danfeng Xu -	Secretary, Treasurer, and Controller, The InterGroup Corporation and Portsmouth Square, Inc.
Citizenship: People’s Republic of China

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 1516 S. Bundy Dr., Suite 200, Los Angeles, CA 90025.

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